10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Announces $15 Million Private Placement

Littleton, Colorado (PR Newswire – February 1, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of agents (the “Agents”) under which the Agents have agreed to sell on a best-efforts private placement basis approximately 15,000,000 common shares (the “Shares”) at a price of CAD$1.00 per Share for total gross proceeds of CAD$15,000,000 (the “Offering”). The Agents have been granted an option to sell up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 48 hours before the Closing Date (the “Option”).

The closing date of the Offering is scheduled on or about February 23, 2012. All securities issued will be subject to a four month hold period. The Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The net proceeds will be used for construction of Ur-Energy’s Lost Creek uranium project in Wyoming, for possible acquisitions and for general corporate purposes.

The Shares have not been registered under the Securities Act of 1933 (“Securities Act”) or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This press release is being issued pursuant to Rule 135c under the Securities Act. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Shares.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the closing of the offering and the use of proceeds from the proposed offering including timetables and construction at Lost Creek and future acquisitions) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.  Additional risks relating to Ur-Energy may be found in current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the US SEC at http://www.sec.gov/edgar.shtml.